SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2004

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant's name into English)

Suite 250 - 1075 West Georgia Street
Vancouver, British Columbia, Canada V6E 3C9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_____ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada V6E 3C9
www.northernorion.com

NEWS RELEASE

September 29, 2004                                                                                                                                    NNO - TSX

NTO - Amex

NORTHERN ORION RECEIVES ALUMBRERA CASH DISTRIBUTION OF U.S.$28.8 MILLION

Northern Orion Resources Inc. ("Northern Orion") is pleased to announce that it has received a cash distribution of U.S.$28.8 million from its 12.5% owned Alumbrera operations. Northern Orion now has a cash position of over U.S.$41 million.

In May 2004, the Alumbrera Mine repaid all of its external project debt of U.S.$154 million from internally generated profits and is now debt free, thereby increasing the flexibility for the distribution of the mine's existing and future cash resources. This cash distribution primarily represents a repayment of previous loans made by Alumbrera's existing shareholders and reduces the balance of the cash on deposit at Alumbrera by approximately 60%.

"Northern Orion has received cash distributions totalling approximately $40 million in the 15 months since our acquisition of 12.5% of Alumbrera in June 2003, representing a 66% return on our initial cash acquisition cost. With the current strength in metal prices and the budgeted increase in grade at the mine, we anticipate strong cash flows in the next few quarters." commented David Cohen, President and CEO of Northern Orion.

Northern Orion is a mid-tier copper and gold producer generating significant present and projected cash flow from its 12.5 % ownership interest in Alumbrera. With its low operating costs and mature operation, Alumbrera should provide cash flow to the Company over the next eight years which, together with project debt, could be applied to developing Northern Orion's second mine, the 100%-owned Agua Rica deposit into production without further significant equity dilution at current commodity prices. The Agua Rica deposit contains over 18 billion pounds of copper and 10 million ounces of gold and could generate over $200 million cash flow annually for more than 25 years when it starts production.

"David Cohen"

David Cohen, President and CEO

For further information, please contact:
Investor Relations, 1-866-608-9970
Email: info@northernorion.com

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Northern Orion to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C. Although Northern Orion has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date: September 29, 2004                                                                               By: /s/ David W. Cohen
                                                                                                                             David W. Cohen
                                                                                                                             President and Chief Executive Officer